September 10, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Liz Packebusch

Timothy S. Levenberg

Re:	Jupiter Acquisition Corporation (the “Company”) Registration Statement on Form S-1 File No. 333-248411

Ladies and Gentlemen:

As representative of the several underwriters (the “Representative”), the undersigned hereby requests that the Securities and Exchange Commission withdraw the Representative’s acceleration request for the Company’s Registration Statement on Form S-1 requesting effectiveness on September 10, 2020 at 4:00 p.m. Eastern Time.

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[Signature Page Follows]

Very truly yours,

Nomura Securities International, Inc.

as representative of the several underwriters

By:	/s/ Bryan P. Finkel
Name:	Bryan P. Finkel
Title:	Managing Director